March 9, 2022

VIA EDGAR SUBMISSION Ms. Sonia Bednarowski Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
Amendment No. 1 to Registration Statement on Form S-1
Filed March 8, 2022
File No. 333-263293)

Dear Ms. Bednarowski:

On behalf of the sponsor, Teucrium Trading LLC (the “Sponsor”), and the Teucrium Wheat Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are responding to your comments dated March 8, 2022 in regard to the Fund’s Amendment No. 1 to its registration statement on Form S-1 filed on March 8, 2022 (“the "Amendment") All capitalized terms not defined herein shall have the meaning assigned to them in the Amendment, and any page references refer to the Amendment. For convenience, each of your comments is restated below, with the response following.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Operation of the Fund, page 1

1.
Comment: Refer to your response to comment 1. Please place the impacts of current geopolitical events on the wheat market in context by quantifying, to the extent information is available, wheat prices, the price of wheat futures contracts, the extent to which the wheat futures market is experiencing backwardation, the price of your shares, and the increased trading volume of wheat futures and your shares as of the most recent practicable date.

Response. The Fund has added the requested disclosure on page 2 as follows:

To place the impacts of the geopolitical events described above in context, the following table compares the percentage change in wheat prices, the price of wheat futures contracts, the price of the Fund's shares, and the increased trading volume of wheat futures in the nine trading days prior to the date of the Russian invasion of Ukraine (February 11, 2022 to February 23, 2022), compared to the nine trading days following (February 24, 2022 to March 8, 2022).

Recent geopolitical have also impacted the level of "backwardation" experienced by the Fund. As illustrated by the table, the Russian invasion and related developments have placed upward pressure on the price of wheat and wheat futures contracts. As a result, near to expire contracts trade at a higher price than longer to expire contracts, a situation referred to as “backwardation.” Putting aside the impact of the overall movement in prices of wheat and wheat futures, the Benchmark Component Futures Contracts (the wheat futures contracts that the Fund invests in to achieve its investment objective) would tend to rise as they approach expiration. This backwardation may benefit the Fund because it will sell more expensive contracts and buy less expensive contracts on an ongoing basis. The degree of backwardation is also shown in the following table.

Conversely, in the event of a wheat futures market where near to expire contracts trade at a lower price than longer to expire contracts, a situation referred to as “contango,” then absent the impact of the overall movement in wheat prices the value of the Benchmark Component Futures Contracts would tend to decline as they approach expiration. If the prices of wheat and wheat futures were to decline, for example, because of a resolution of the Russia-Ukraine conflict, the Fund would experience the negative impact of contango.

DATA POINT	FEBRUARY 11, 2022 TO FEBRUARY 23, 2022 (9 TRADING DAYS BEFORE THE RUSSIAN INVASION)	FEBRUARY 24, 2022 TO MARCH 8, 2022 (9 TRADING DAYS AFTER THE RUSSIAN INVASION)
Wheat prices	Average SPOT Wheat Price = $8.1594	Average SPOT Wheat Price = $10.7722
Wheat futures prices	Average Futures Price Across next 4 contracts (excluding SPOT month) = $8.1356	Average Futures Price Across next 4 contracts (excluding SPOT month) = $10.1401
Average volume of futures	Average Volume Across next 4 contracts (excluding SPOT month) =25,469	Average Volume Across next 4 contracts (excluding SPOT month) = 57,215
Degree of backwardation / Roll Yield*	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = -0.25% (contango)	Average Daily Roll Yield to SPOT Across 7 Contracts Period Averaged = +31.74% (backwardation)
Fund share prices	Average Price = $7.79125	Average Price = $10.0144
Average share volume	1,116,952	11,504,099

* Roll yield is a type of return in commodity futures investing that comes from "rolling" shorter-dated contracts for longer-dated contracts. It is driven by the difference in the price of shorter-dated, closer to maturity commodity contracts (in the table above the actual spot price of wheat is used) and their longer-dated counterparts. Roll yields can either be positive or negative, depending on whether the market is in backwardation or contango, respectively.

2.
Comment: Refer to your response to comment 2. Please disclose here the suspension of creations and summarize the potential impact on the fund's investment objective, the price of shares in the secondary market, and the potential for tracking error.

Response: In the Fund's initial response to comment 2, the Fund added a risk factor captioned "The event of a suspension in the ability of Authorized Participants to create or redeem shares" to page 18. The Fund has revised this new risk factor as follows:

"The event of a suspension in the ability of Authorized Participants to create or redeem shares

The ability of Authorized Participants to create or redeem shares may be suspended for several reasons, including but not limited to the Fund voluntarily imposing such restrictions. A suspension in the ability of Authorized Participants would have no impact on the Fund's investment objective; the Fund's investment objective would remain the same – to have the daily changes in the Fund shares’ NAV reflect the daily changes of the price of wheat for future delivery, as measured by a benchmark. Nor would the Benchmark change – the benchmark would remain three stipulated futures contracts.

With respect to the impact of a suspension on the price of Fund shares in the secondary market, Authorized Participants and other groups that make a market in shares of the Fund would likely continue to actively trade the Fund's shares. However, in such a situation, Authorized Participants and other market makers may seek to adjust the market they make in the shares. Specifically, such market participants may increase the spread between the prices that they quote for offers to buy and sell shares to allow them to adjust to the potential uncertainty as to when they might be able to create or redeem additional shares. In addition, Authorized Participants may be less willing to offer to quote offers to buy or sell shares in large numbers. The potential impact of either wider spreads between bid and offer prices, or reduced number of shares on which quotes may be available, could increase the trading costs to investors in the Fund compared to the quotes and the number of shares on which bids and offers are made if the Authorized Participants still were able to freely create new baskets of shares. In addition, there could be a significant increase in the premium/discount between the market price at which shares are traded and the shares’ net asset value. The net asset value is the price at which the Fund can be created or redeemed by Authorized Participants

For example, the Fund suspended creation units on March 7, 2022 shortly after the opening bell and resulted in NYSE temporary halting trade of the Fund’s shares per NYSE Arca rules. Trading in shares of the Fund resumed in approximately 30 minutes with no apparent material disruption in pricing on the secondary market for the Fund’s shares. The bid/ask spreads that the Fund was experiencing prior to the suspension of Creation baskets and the trading halt remained unchanged for the balance of the futures trading session. On the second day of creation suspension, March 8, 2022, bid/ask spreads were tight throughout the futures trading session and slightly wider after futures trading ceased for the day, which is normal activity for secondary market trading of the Fund’s shares. Should the suspension of the sale of shares in the Fund continue, the risk to investors will increase as bid/ask spreads widen due to the inability of market makers to create more Fund shares to meet investor demand."

The Fund has also added a risk factor to the Principle Risks section of the prospectus Summary summarizing the facts of the suspension and explaining what the impact has been to date. The new Summary risk factor is set forth below:

"The ability of Authorized Participants to create or redeem shares may be suspended for several reasons, including but not limited to the Fund voluntarily imposing such restrictions. A suspension in the ability of Authorized Participants would have no impact on the Fund's investment objective – the Fund would continue to seek to track its benchmark. However, with respect to the impact of a suspension on the price of Fund shares in the secondary market, investors may have to pay a higher price to buy shares and receive a lower price when they sell their shares. This "spread" may continue to widen the longer the suspension lasts.

By way of example, the Fund suspended creation units on March 7, 2022 shortly after the opening bell, which resulted in the NYSE Arca stock exchange temporarily halting trade of the Fund’s shares per NYSE Arca rules. Trading in shares of the Fund resumed in approximately 30 minutes with no apparent material disruption in pricing on the secondary market for the Fund’s shares. The bid/ask spreads that the Fund was experiencing prior to the suspension of creation baskets and the trading halt remained unchanged for the balance of the futures trading session. On the second day of creation suspension, March 8, 2022, bid/ask spreads were tight throughout the futures trading session and slightly wider after futures trading ceased for the day, which is normal activity for secondary market trading of the Fund’s shares. Should the suspension of the sale of shares in the Fund continue, the risk to investors will increase as bid/ask spreads widen due to the inability of market makers to create more Fund shares to meet investor demand."

Finally, please note that we have expanded the risk factor relating to having only one FCM, which appears in the risk factors section in the prospectus Summary.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner Shareholder

WTC/JMS
Cc:
Sal Gilbertie
John Sanders